

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2018

Joseph J. Ferra, Jr.
Chief Financial Officer
Syros Pharmaceuticals, Inc.
6200 Memorial Drive, Suite 300
Cambridge, MA 02139

  Re: Syros Pharmaceuticals, Inc.
   Form 10-K for the fiscal year ended December 31, 2017
   Filed March 12, 2018
   File No. 001-37813

Dear Mr. Ferra:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Healthcare & Insurance